SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2002

OR

[    ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-04962

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

THE NEWS CORPORATION LIMITED

2 Holt Street

Sydney, NSW

Australia

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/S/ LYNN FRANZOI
Lynn Franzoi
Senior Vice-President, Benefits
Fox Entertainment Group, Inc.

Date: June 30, 2003

2

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Fox Investment Plan

Year ended December 31, 2002

with Report of Independent Auditors

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statement of net assets available for benefits of Fox Investment Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Fox Investment Plan as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations and whose report dated May 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Los Angeles, California

June 6, 2003

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS ANNUAL REPORT ON FORM 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Board of

Fox Entertainment Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Fox Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31 , 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California

May 16, 2002

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments:
Cash in transit	$—	$44,575,547
Investments, at fair value	280,242,879	252,498,631
Investments, at contract value	49,688,886	34,641,963

Total investments	329,931,765	331,716,141

Cash	15,615	—

Receivables:
Employer contributions	225,127	8,161
Participant contributions	600,844	21,948
Interest and other	1,480	—

Total receivables	827,451	30,109

Total assets	330,774,831	331,746,250

Liabilities
Due to broker for securities purchased	69,664	—
Other liabilities	124,605	—

Total liabilities	194,269	—

Net assets available for benefits	$330,580,562	$331,746,250

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions:
Employer, net of forfeitures	$14,226,203
Participant	39,005,931
Rollover	2,871,653

Total contributions	56,103,787

Transfers from other plans	7,844,203
Interest, dividends and other	8,361,298

Total additions	72,309,288

Deductions:
Benefits paid to participants	19,177,614
Net depreciation in fair value of investments	54,293,706
Administrative expenses	3,656

Total deductions	73,474,976

Net decrease	(1,165,688)

Net assets available for benefits at beginning of year	331,746,250

Net assets available for benefits at end of year	$330,580,562

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2002

1.    Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated to incorporate all previous amendments, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., and to comply with legislative required amendments.

Effective December 31, 2001, the Fox Sports Networks, LLC 401(k) Plan (Fox Sports Plan) was merged into the Plan. There was a transition period from December 21, 2001 until the end of January 2002, in which some account activities by participants were limited. Employees of Fox Sports Networks, LLC (Fox Sports) shall have the service that was recognized under the Fox Sports Plan included as years of vesting service under the Plan. The physical transfer of assets started as of December 31, 2001, with the final transfer of approximately $44,576,000 occurring on January 2, 2002. Such final transfer is reflected in the statement of net assets available for benefits as cash in transit as of December 31, 2001.

On April 1, 2002, Cable Network Services, LLC 401(k) Retirement Plan and Sunshine Network 401(k) Profit Sharing Plan merged in the Plan and assets transferred into the Plan were approximately $1,436,000 and $1,365,000, respectively. Additionally, WWOR-TV Retirement Plan merged into the Plan effective June 1, 2002, and approximately $4,717,000 of assets were transferred into the Plan. In addition, there were other transfers of approximately $326,000 that occurred during the year ended December 31, 2002.

Fox Investment Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code).

Employer Contributions – The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant’s contributions, not to exceed $10,000 in any Plan year.

Rollover Contributions – Amounts distributed to participants from other tax qualified plans may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) during 2002 may not exceed the lesser of (a) $40,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Participants become vested in the employer’s contributions account based on the participant’s years of vesting service, as follows:

Fox Investment Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Vesting (continued)

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

The participant becomes 100% vested in the employer’s contribution account at the earliest of the following dates:

•	Completion of three years of vesting service
•	Death
•	Termination of employment due to total and permanent disability
•	Retirement at age 65
•	Termination of the Plan

Forfeitures

If the participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of the participant’s employer contribution account is forfeited. If the participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future employer matching contributions. During 2002, forfeitures of approximately $455,000 were used to reduce the employer matching contributions.

Forfeited balances of $115,000 and $205,000 were available to reduce future contributions as of December 31, 2002 and 2001, respectively.

Fox Investment Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. Plan assets are principally managed or held by the Plan’s five investment managers: Certus Asset Advisors, Fidelity Management and Research Co., Pacific Investment Management Co. (PIMCO), Mairs and Power, Inc. and Janus Institutional Investment Services. The investment managers have been granted discretionary authority concerning purchases and sales of investments, as outlined in their individual agreements with the Plan Sponsor and the Fox Retirement Board (the Plan Administrator).

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options at anytime. Included in investments as of December 31, 2002, were the AT&T Stock Fund and Liberty Media Corporation Common Stock with investment balances of $493,641 and $1,131,583, respectively. These funds resulted from mergers into the Plan and participants may no longer direct contributions or transfers in into these funds.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the

Fox Investment Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Participants’ Loans (continued)

pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2002, $3,656 of administrative expenses were paid from the accounts of the affected participants.

2.     Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fox Investment Plan

Notes to Financial Statements (continued)

2.    Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in mutual funds, common stock, guaranteed investment contracts (GICs) and synthetic GICs. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its GICs, which are valued at contract value (see Note 4). Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. The participant loans are stated at face value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Fox Investment Plan

Notes to Financial Statements (continued)

2.    Summary of Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments (continued)

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statement captions to make them consistent with the current year’s presentation.

3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2002	2001
Investments at fair value:
PIMCO Total Return Fund	$20,485,775	$	*
Mairs & Power Growth Fund	18,371,480		*
Fidelity Magellan Fund	74,660,612		79,240,780
Fidelity Puritan Fund	79,167,497		76,069,519
Fidelity Spartan U.S. Equity Index Fund	16,655,389		17,373,837
News Corporation Common Stock	*		17,844,073
Janus Adviser International I	23,335,046		22,205,751

*	Amount represents less than 5% of the Plan’s net assets at year-end.

During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $54,293,706 as follows:

Mutual funds	$(50,255,732)
Common stock	(4,037,974)

$(54,293,706)

Fox Investment Plan

Notes to Financial Statements (continued)

4.    Investment Contracts with Insurance Companies

The Certus Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with Statement of Position 94-4 of the American Institute of Certified Public Accountants, fully benefit-responsive GICs and synthetic GICs are presented at their contract value. Contract value for the GICs of $36,510,296 and $15,450,930, at December 31, 2002 and 2001, respectively, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses and excludes the short-term investment fund. Contract value for the synthetic GICs is $13,178,587 and $19,191,033, at December 31, 2002 and 2001, respectively. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the synthetic GICs is the value of the wrapper.

GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the underlying assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer, and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust should be separately valued and disclosed. The wrapper contract would be valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract should be reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

Contract values are not materially different from the fair values of the contracts as calculated per Statement of Financial Accounting Standards No. 107, as shown below as of December 31, 2002 and 2001:

	2002	2001
Average yield on investment contracts	4.89%	5.65%
Crediting interest rate	5.31%	6.05%
Fair value of GICs	$37,968,461	$15,763,064
Fair value of synthetic GICs	$13,665,524	$18,901,310

Fox Investment Plan

Notes to Financial Statements (continued)

4.    Investment Contracts with Insurance Companies (continued)

There are various bases and frequencies of determining the crediting interest rates for unallocated investment contracts. Crediting interest rates for certain synthetic GICs are based on the cash flow and performance of the underlying securities. The crediting interest rates are reviewed on either a quarterly or an annual basis and reset if the change is significant. All other contracts have fixed rates for the life of the contract. Certain employer-initiated events are not eligible for book value disbursements from fully benefit responsive contracts. Such events may cause liquidation of all or a portion of a contract with a market value adjustment.

The fair values of the assets underlying the synthetic GICs approximate the fair value of contracts. The fair values of the assets underlying the synthetic GICs as of December 31, 2002 and 2001, are as follows:

	2002	2001
U.S. government securities	$8,242,376	$6,172,812
Corporate obligations	5,423,148	12,728,498

Fair value of investments	13,665,524	18,901,310
Difference between fair value and contract value of synthetic GICs	(486,937)	289,723

Contract value of synthetic GICs	$13,178,587	$19,191,033

5.    Related Party Transactions

The Plan engages in certain transactions involving Fidelity and News Corporation, the parent company, parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity for the year ended December 31, 2002, were not significant. Investments managed by Fidelity amounted to $189,248,950 and $176,596,849 as of December 31, 2002 and 2001, respectively.

Fox Investment Plan

Notes to Financial Statements (continued)

6.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

8.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments from the financial statements as of December 31, 2002 and 2001, to investments per the Form 5500:

	2002	2001
Investments per the financial statements	$329,931,765	$287,140,594
Add: Difference between fair value and contract value of GICs	1,458,165	312,134

Investments per the Form 5500	$331,389,930	$287,452,728

Investments in GICs are reflected on the financial statements at contract value since the contracts are benefit responsive; however, the GIC investments are reflected at fair value on the Form 5500 and the accompanying supplemental schedule of assets (held at end of year).

Supplemental Schedule

Fox Investment Plan

EIN 95-4066193 Plan No. 003

Schedule H— Part IV—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Description of Investments	Current Value
Common Stock
News Corporation ADR Fund
News Corporation *	Common Stock, 609,264 shares	$15,993,180
Interest-bearing cash		502,244

		16,495,424
Liberty Media Corporation	Common Stock, 165,651.265 shares	1,131,583
AT&T Corporation	Common Stock, 173,555.615 shares	493,641

Money Market
Fidelity Management Trust Company *	Short-term investment fund; 1.41%	7,307,446

Guaranteed Investment Contracts (GICs)
Hartford Life	GIC; 7.21% yield; 5/16/05	1,279,246
GE Life and Annuity	GIC; 4.92% yield; 11/15/07	1,078,217
Security Life of Denver	GIC; 5.96% yield; 2/15/06	1,203,122
Rabobank	GIC; 5.08% yield; variable maturities	11,281,042
GE Capital Assurance Company	GIC; 5.70% yield; 9/15/05	1,160,882
John Hancock	GIC; 7.86% yield; 6/15/04	1,110,470
New York Life Insurance Company	GIC; 4.05% yield; 10/15/07	1,030,597
New York Life Insurance Company	GIC; 5.78% yield; 6/15/06	1,110,201
Monumental Life Insurance Company	GIC; 4.20% yield; 3/15/06	508,421
Ohio National Life Insurance Company	GIC; 6.20% yield; 3/14/03	503,839
United of Omaha	GIC; 7.12% yield; 11/15/04	1,080,954
Safeco Life Insurance Companies	GIC; 6.17% yield; 12/15/03	1,028,737
Safeco Life Insurance Companies	GIC; 5.95% yield; 9/15/03	345,885
Monumental Life Insurance Company	GIC; 5.06% yield; variable maturities	8,448,215
SunAmerica Inc. Credit Enhanced GIC	GIC; 5.73% yield; 10/15/03	1,011,978
Allstate	GIC; 5.51% yield; 9/17/07	1,703,830
John Hancock	GIC; 5.67% yield; 7/16/07	1,722,072
Travelers Insurance Company	GIC; 6.13% yield; 9/15/03	349,582
Security Life of Denver	Variable GIC; 3.27% yield; 4/06/06	1,008,143
Transamerica Aegon	Variable GIC; 3.40% yield; 3/31/03	1,003,028

		37,968,461

Fox Investment Plan

EIN 95-4066193 Plan No. 003

Schedule H—Part IV—Line 4i—Schedule of Assets (Held at End of Year)

(continued)

December 31, 2002

Identity of Issue	Description of Investments	Current Value
Synthetic GICs
CDC IXIS – WR 1816-03
Federal Home Loan Mortgage Corp.	Series 2415; Class CD; 03/15/15; $1,000,000; 5.50%	$1,079,407
Wrapper		(69,239)

		1,010,168
Monumental Life Insurance Co. (Aegon) – BDA00304TR6
Federal Home Loan Mortgage Corp.	Series 2115; Class BD; 09/15/03; $1,000,000; 5.50%	1,037,474
Wrapper		(60,405)

		977,069
Monumental Life Insurance Co. (Aegon) – BDA00304TR2
Federal Home Loan Mortgage	Series 1698, Class PG; 10/15/03; $1,235,000; 6.00%	264,024
Wrapper		—

		264,024
Monumental Life Insurance Co. (Aegon) – BDA00304TR3
Federal National Mortgage Assn.	REMIC; Series 93-186; Class G; 9/25/03; $1,000,000; 6.25%	123,633
Wrapper		—

		123,633
Transamerica (Aegon) – TDA76770TR
Federal Home Loan Mortgage Corp.	Series 1693; Class G; 4/15/03; $1,000,000; 6.00%	111,360
Wrapper		—

		111,360
Bank of America, N.A. – 98060
Federal Home Loan Mortgage Corp.	Series 2109; Class PH; 3/15/03; $1,000,000; 5.50%	490,605
Wrapper		—

		490,605

Fox Investment Plan

EIN 95-4066193 Plan No. 003

Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year)

(continued)

December 31, 2002

Identity of Issue	Description of Investments	Current Value
Synthetic GICs (continued)
Bank of America, N.A. – 01-085
Federal Home Loan Mortgage Corp.	Series 2295; Class PQ; 3/15/03; $1,000,000; 5.75%	$ 923,870
Wrapper		—

		923,870
Bank of America, N.A. – 02-102
Federal Home Loan Mortgage Corp.	Series 2478; Class EU; 3/15/07; $1,000,000; 5.00%	1,059,109
Wrapper		(50,373)

		1,008,736
Bank of America, N.A. – 02-118
Federal Home Loan Mortgage Corp.	Series 2496; Class KV; 5/15/07; $1,000,000; 4.75%	1,050,327
Wrapper		(34,822)

		1,015,505
Bank of America – 02-124
Federal Home Loan Mortgage Corp.	Series 2515; Class UB; 9/15/07; $1,000,000; 4.50%	1,041,215
Wrapper		(29,152)

		1,012,063
CDC IXIS – WR-1816-02
Federal National Mortgage Assn	Series 01-73; Class PY; 11/25/03; $1,000,000; 5.25%	1,061,352
Wrapper		(51,570)

		1,009,782
Bank of America, N.A. – 99011
First USA Credit Card Master Trust	Series 98-9; Class A; 01/18/04; $1,000,000; 5.28%	1,032,063
Wrapper		(34,158)

		997,905

Fox Investment Plan

EIN 95-4066193 Plan No. 003

Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year)

(continued)

December 31, 2002

Identity of Issue	Description of Investments	Current Value
Synthetic GICs (continued)
CDC IXIS – WR-1816-01
Case New Holland	Series 01-B; Class A4; 09/15/06; $1,000,000; 4.45%	$1,041,087
Wrapper		(39,565)

		1,001,522
UBS AG – 2698
Comed Transitional FDG Trust	Series 98-1; Class A5; 03/25/05; $1,000,000; 5.44%	1,033,316
Wrapper		(53,163)

		980,153
Monumental Life Insurance Co. (Aegon) – BD00304TR5
American Express Master Trust	Series 98-1; Class A; 05/15/03; $1,000,000; 5.90%	1,002,630
Wrapper		—

		1,002,630
UBS AG – 2656
MBNA Master Credit Card Trust	Series 97-I; Class A; 08/15/04; $1,000,000; 6.55%	1,069,597
Wrapper		(64,490)

		1,005,107
Westdeutsche Landesbank – WLB-3021
Ford Credit Auto Owner Trust	Series 00-C; Class A4; 6/15/03; $1,000,000; 7.24%	244,455
Wrapper		—

		244,455

Total Fair Value of Synthetic GICs		13,665,524
Total Wrappers		(486,937)

		13,178,587

Fox Investment Plan

EIN 95-4066193 Plan No. 003

Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

Identity of Issue	Description of Investments	Current Value

Mutual Funds
Janus	Janus Advisor International I	$23,335,046
Mairs & Power	Growth Fund	18,371,480
PIMCO	Total Return Fund	20,485,775
Fidelity*	Puritan Fund	79,167,497
Fidelity*	Magellan Fund	74,660,612
Fidelity*	Spartan U.S. Equity Index Fund	16,655,389
Fidelity*	Mid-Cap Stock Fund	8,023,586
Fidelity*	Equity Income Fund	3,434,420
Participant loans*	Interest rates ranging from 5.32% to 11.00% and maturities through 2016	10,680,983

Total investments		$331,389,930

*Represents a party-in-interest as defined by ERISA

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP

99.1	Certification by K. Rupert Murdoch, Chairman
and Chief Executive of The News Corporation Limited

99.2	Certification by David F. DeVoe, Senior Executive Vice President and Chief Financial Officer of The News Corporation Limited